October 4, 2007

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ACTUATE CORPORATION
FORM 10-K: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006;
FILE No. 0-24607

Dear Ms. Blye:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated September 20, 2007 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filing. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

1. We note that your website lists Syrian Data Systems, in Damascus, as one of your resellers. Your 10-K does not include any information regarding sales into Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, whether through subsidiaries, resellers, or other direct or indirect arrangements. Discuss the materiality to you of such contacts, and whether those contacts constitute a material investment risk for your security holders.

We respectfully advise the staff that on January 5, 2006 the Company acquired a Canadian entity by the name of performancesoft Inc. Prior to the acquisition, performancesoft had developed a distributor relationship with a company operating out of Lebanon by the name of MCG-Performancesoft SAL (“MCG”). MCG was focused specifically on the distribution of performancesoft products in the Middle East. MCG is an independently owned entity and has no ownership ties to performancesoft or Actuate Corporation. MCG had apparently independently developed a sub-distributor relationship with Syrian Data Systems. Consequently, prior to the acquisition, performancesoft listed Syrian Data Systems as a partner on their web site. Upon our acquisition of performancesoft in January of 2006, our marketing personnel copied the reseller list from performancesoft’s web site onto our Actuate Corporate site. Since Syrian Data Systems was listed as a partner by performancesoft prior to our acquisition, it was therefore copied onto Actuate’s site. We respectfully advise the staff that upon our acquisition of performancesoft they adopted Actuate’s policies and procedures and Actuate personnel began participating in sales order processing for the new entity. These US-based employees were familiar with the restrictions on doing business with those countries which the US State Department has determined to be a state sponsor of terrorism, including Syria. These individuals were able to and did monitor new business entered into by performancesoft. We have verified that since our acquisition of performancesoft on January 5, 2006, Actuate has not sold any Actuate products to or through Syrian Data Systems, either directly or indirectly through MCG. Moreover, since the acquisition Actuate has not directly or indirectly sold the Company’s products in Syria or any other banned country. Consequently, the Company believes that there is no material investment risk to our shareholders.

We also would like to inform the staff that the reference to Syrian Data Systems has been removed from our web site and we have informed MCG that they should immediately terminate any relationship that they may have with Syrian Data Systems.

2. We note the disclosure on page 4 of your 10-K for the fiscal year ended December 31, 2006, that you have reseller relationships throughout Europe, the Middle East and the Asia/Pacific Region; and that your products can be used in Korean. Please advise us whether you have contacts with Iran and/or North Korea. If you do, please provide the same information regarding your contacts with those countries as requested in the forgoing comments regarding your contacts with Syria.

We respectfully advise the staff that we do not have any business contacts with Iran and/or North Korea.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Ms. Kathleen Collins, Division of Corporate Finance
Mr. Jack Guggenheim, Division of Corporate Finance

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